Exhibit 99.100

VERSES Closes Additional Tranche for C$9.3M Aggregate Proceeds under Private Placement

Vancouver, BC, – April 30, 2024 – VERSES AI Inc. (**CBOE Canada: VERS**) **(OTCQB:VRSSF)** ("**VERSES**" or the "**Company**"), is pleased to announce that it has closed the second tranche (the "**Second Tranche**") of its previously announced non-brokered private placement (the "**Private Placement**") of special warrants ("**Special Warrants**"), whereby the Company has completed the issuance of 2,325,300 Special Warrants at a price of $1.00 per Special Warrant. Further to the Company's news release dated April 18, 2024, the Company has raised gross proceeds of $9,325,300 through the sale of 9,325,300 Special Warrants in the Private Placement.

Each Special Warrant shall convert into one Unit of the Company (a "**Unit**") at no additional cost upon the earlier of: (i) the Company obtaining a receipt from the applicable securities commission(s) in Canada for the final prospectus qualifying the distribution of the Units to be issued upon exercise or deemed exercise of the Special Warrants; and (ii) the date that is four months and a day after date of issuance of the Special Warrants.

Each Unit is comprised of one Class A Subordinate Voting share of the Company (a "**Unit Share**"), and one-half of one Class A Subordinate Voting share purchase warrant (each full warrant, a "**Unit Warrant**"). Each Unit Warrant shall be exercisable into one Class A Subordinate Voting share of the Company (a "**Unit Warrant Share**") at a price of C$1.50 per Unit Warrant Share for a period of two (2) years from the date of issue of the Unit Warrants.

The net proceeds received from the Private Placement are to be used for general corporate and working capital purposes, for the continued development of Genius™ and the release of the Genius beta program, and the repayment of outstanding loans. All securities issued pursuant to the Private Placement are subject to a four-month hold period from the date of issue.

Under the Second Tranche, the Company paid fees to eligible finders consisting of: (i) C$180,660; and (ii) 180,160 finder warrants (the **"Finder Warrants"**). Each Finder Warrant will be exercisable into one unit (a "**Finder Unit**") at a price of C$1.00 per Finder Unit until the date that is two (2) years from the date of issue of the Finder Warrants, which Finder Unit will be comprised of a Class A Subordinate Voting share of the Company and one-half of one Class A Subordinate Voting share purchase warrant (each, whole warrant, a "**Finder Unit Warrant**"). Each Finder Unit Warrant shall be exercisable into one Class A Subordinate Voting share of the Company (a "**Finder Unit Warrant Share**") at a price of C$1.50 per Finder Unit Warrant Share for a period of two (2) years from the date of issue of the Finder Unit Warrants. In the aggregate, the Company has paid to eligible finders C$271,060 and 270,560 Finder Warrants under the Private Placement.

A director and an officer of the Company purchased an aggregate of 76,582 Special Warrants under the first tranche of the Private Placement and such participation is considered to be a "related party transaction" as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("**61-101**"). The Company has relied on the exemptions

from the formal valuation and minority shareholder approval requirements of 61-101 in respect of such insider participation as neither the fair market value of the securities issued to the related parties nor the consideration for such securities exceeded 25% of the Company's market capitalization. The Company did not file a material change report more than 21 days before the expected closing of the first tranche of the Private Placement, as the details and amounts of the insider participation were not finalized until closer to the closing and the Company wished to close the transaction as soon as practicable for sound business reasons.

The Special Warrants were offered to investors under the Private Placement in both Canadian dollar and United States dollar denominations and as such, the gross proceeds of the Private Placement were determined in part by using an exchange rate of USD$1.00:C$1.3699.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the 1933 Act or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, and applicable U.S. state securities laws.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among others, the use

of proceeds of the Private Placement. Such statements and information reflect the current view of VERSES. There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the Company will use the proceeds from the Private Placement as announced.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: the ability of the Company to use the proceeds of the Private Placement as announced or at all; currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES' forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.